Filed by NTL Incorporated (formerly known as Telewest Global, Inc.)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

of the Securities and Exchange Act of 1934

Subject Company: Virgin Mobile Holdings (UK) plc

Commission File No. of Virgin Mobile Holdings (UK) plc: 082-34908

Commission File No. of NTL Incorporated: 000-50886

Q&As – All Colleagues

Not for release, distribution or publication in or into Australia, Canada or Japan or any other jurisdiction where it is unlawful to do so.

What have we announced today?

ntl:Telewest and Virgin Mobile have announced that they have reached agreement on the terms of a combination of our two businesses, which has been recommended to Virgin Mobile shareholders by its independent Board of Directors. We have also reached agreement with the Virgin Group to re-brand all our consumer operations in the combined business with the Virgin brand. Virgin Group will, upon completion, become a significant shareholder in ntl:Telewest.

What benefits will this combination bring overall?

Combining our businesses will make us the first UK company to offer ‘quad play’ to customers – Broadband, TV, fixed and mobile telephony – an unrivalled package of entertainment and connectivity for consumers both at home and on the move.

This unique product offer, combined with the Virgin brand, will reshape the way consumers think about communications and entertainment.

Recent research has shown that almost every single person in the UK knows of the Virgin brand. It’s the 4th best market brand in the world and the 44th most respected company in the world. And of course, it has a fantastic reputation for customer service, value for money, innovation and creativity.

CONFIDENTIAL

The content of this email is for internal use only and must not be shared with anyone outside of ntl:Telewest. This includes publishing the information on the internet. If any employee, unless specifically authorised is found to be distributing commercially sensitive information into the public domain without the appropriate approvals, appropriate actions up to and including dismissal will be considered. In addition to any confidentiality obligations as part of your employee contract, a full copy of the company’s public relations and media policy can be found on the intranet.

What benefits will it bring for our customers?

Customers will be able to buy a complete package of Broadband, TV, fixed telephony and mobile. We’ll be the first company in the UK to offer such a ‘quadruple play’ package.

Virgin Mobile’s great reputation for customer service, national reach and market leading brand coupled with our network infrastructure, product portfolio and cross-sales expertise will enable us to offer a range of “quadruple play” products which is something unique for our customers. We look forward to working with the Virgin Mobile team to help us accelerate the improvements we have already made to move towards a level of customer service that will be recognised as outstanding in the industry.

What benefits will it bring for colleagues?

You’ll become part of the first UK company to offer a ‘quadruple play’ to customers, working with one of the best known and most well-respected brands in the world. Virgin is a creative and fun company to work with, and we’re looking forward to bringing to all our colleagues the benefit of their experience in shaping our future culture.

We believe that this combination offers real opportunities for colleagues in both organisations.

How will this transaction work?

ntl:Telewest is making an offer to purchase all the shares in Virgin Mobile and Virgin Mobile will become part of ntl:Telewest when the deal is complete. In addition, we will enter into a licensing agreement with Virgin Group to use the Virgin brand for all our consumer operations.

We will work together in a way that ensures we exploit each others knowledge and experience to create a successful business which can take the lead in communications and entertainment in the UK.

Where will Virgin Mobile report to in our new structure?

Virgin Mobile will operate as a stand alone business unit, reporting directly to Neil Berkett, Chief Operating Officer. Reporting arrangements within Virgin Mobile will remain largely unchanged.

What does this mean for our Business division?

Virgin Mobile does currently have a limited number of business customers. We will continue to serve them under the Virgin brand. For now, our Business Division will continue to operate under the single ntl:Telewest brand.

Will our senior management team change?

Not as a result of this announcement. However, we do anticipate significant participation from Virgin Group and Virgin Mobile management to secure the Virgin culture in the organisation.

Does this transaction include the whole of Virgin Mobile?

This acquisition includes the Virgin Mobile UK business only. It does not include the other existing Virgin Mobile companies in Canada, the US or Australia.

How many customers does Virgin Mobile have?

4.3 million active customers in the UK.

How many employees does Virgin Mobile have?

Approximately 1,650 including all customer care employees.

Will there be redundancies as a result of this transaction?

Virgin Mobile will operate as a stand alone business within ntl:Telewest and as such will need to have a strong team to continue to drive the business forward.

It may be possible that some roles may become redundant where there is clear duplication. We currently think these instances will be very few. However, both ntl:Telewest and Virgin Mobile have an excellent track record of treating colleagues fairly and openly and should changes be necessary we will ensure that colleagues are consulted.

Which awards has Virgin Mobile won?

Where do we start? Virgin Mobile has consistently stood out from its competitors over the last five years winning prestigious awards for customer service, network reliability, innovative products, brand and marketing excellence and quite simply being a great place to work!

Further Information:

This communication does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the offer or otherwise.

Virgin Mobile shareholders should read any prospectus that may be filed with the U.S. Securities and Exchange Commission, because any such prospectus will contain important information. Investors may obtain a free copy of any prospectus, if and when it becomes available, and other documents filed by ntl Incorporated with the SEC, at the SEC’s website at http//www.sec.gov. Free copies of any prospectus, if and when it becomes available, may be obtained by directing a request to ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. If the offer proceeds by way of a scheme of arrangement, however, it is anticipated that no prospectus would be required because the transaction would be exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, in which case this fact will be disclosed in the scheme document sent to all Virgin Mobile shareholders.

The offer will be subject to the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. In addition, the offer will be subject to the applicable requirements of the United States federal and state securities laws and the applicable rules and regulations of NASDAQ (except to the extent exempt from such requirements).

This communication should be read in conjunction with the announcement issued by the company and Virgin Mobile on 4 April 2006.